SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July, 2004

CALL-NET ENTERPRISES INC.

(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.
Date: July 30, 2004	By:	/s/ Roy Graydon

	Name:	Roy Graydon
	Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated May 18, 2004 — Call-Net (Sprint Canada) to trial new broadband wireless Internet technology with new venture

99.2	Press Release dated May 26, 2004 — Call-Net to acquire business customer base and certain network facilities of 360networks in Ontario, Quebec and Atlantic Canada, from Bell Canada

99.3	Press Release dated June 3, 2004 — HBC selects Sprint Canada to provided voice, private data network and Internet connectivity for four more years

99.4	Press Release dated July 22, 2004 — Sprint Canada (Call-Net) launches broadband phone service

99.5	Press Release dated July 26, 2004 — Call-Net Enterprises to release Q2 2004 results on Wednesday, July 28, 2004, quarterly conference call at 1:00 p.m.

99.6	Press Release dated July 28, 2004 — Call-Net’s total revenue grows year over year as the Company continues to make gains in the home and business local service market

99.7	Press Release dated July 28, 2004 — Call-Net Enterprises Inc. — Second Quarter 2004 Results

99.8	Form 52-109FT2 — Certification of Interim Filings During Transition Period

99.9	Call-Net’s financial statements and interim management discussion and analysis for the three months ending June 30, 2004